Exhibit 99.1

For Immediate Release

Just Energy Expands International Footprint with Launch into Ireland

Toronto, Ontario – September 14, 2017: Just Energy, a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, has announced that it has officially launched operations in Ireland under the Just Energy brand. The launch marks another exciting and important milestone as the company grows its international brand presence.

This latest expansion into the European energy market brings electricity and gas supply to residential and commercial customers, which will be sold through a variety of sales channels.

As a global company with 20 years of experience, and approximately 1.5 million customers across North America, the UK and Germany, Just Energy is well-positioned to offer Irish customers energy solutions that deliver comfort, convenience and control. Consumers gain flexible product options to meet their unique needs, including an unlimited tariff plan that allows them to pay one flat amount every month, regardless of their electricity and natural gas use. Depending on their regular consumption, customers can choose from a range of usage bands and pay a fixed fee.

“We are pleased to be the only energy company in Ireland to introduce an unlimited tariff,” says Deb Merril, Just Energy’s co-Chief Executive Officer. “The plan removes the element of bill shock, providing customers with predictability and peace of mind. This is particularly important for those on a more rigid budget where monthly price certainty is critical to help them better manage their overall household expenses. As a Trusted Energy Advisor, we constantly look for ways to add value for our customers.”

The company also offers fixed price options. Current market players provide fixed discounts off their standard electricity tariff, however, overall costs can rise if the standard tariff rises. In contrast, Just Energy will fix the cost of each unit of energy for a year, again protecting homeowners from increasing rates.

With a contact centre in Cork, the company has a dedicated team of energy advisors in place to help customers with any queries.

Just Energy expanded beyond North America in 2012 when the company began marketing electricity to commercial customers in the United Kingdom under the Hudson Energy brand. That followed, in 2013, with the launch of Green Star Energy which markets electricity and natural gas to UK residential consumers. Just Energy’s global footprint further expanded in 2016 with its entry into Germany.

About Just Energy Group Inc.:

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specialising in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom, and Germany, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Green Star Energy, Hudson Energy, Tara Energy and terrapass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

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Media Contact:

Just Energy

Morgan Smith, Chief Sales Officer

P.713.881.8641

mpsmith@justenergy.com